November 30, 2017

VIA EDGAR

Mr. Roger Schwall

Assistant Director

Officer of Natural Resources

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE
Mail Stop 3561

Washington, D.C. 20549

Re:	The Simply Good Foods Company Amendment No. 1 to Registration Statement on Form S-1 Initially Filed October 3, 2017 File No. 333-220775

Dear Mr. Schwall:

This letter sets forth responses of The Simply Good Foods Company (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission communicated to Christian O. Nagler at Kirkland & Ellis LLP on November 28, 2017 with respect to the above-referenced Registration Statement on Form S-1 (File No. 333-220775).

The text of the Staff’s comments has been included in this letter for your convenience, followed in bold-faced type by the Company’s response.

Selling Stockholders

1.	Staff’s comment: In footnote 2 to the table under the heading “Selling Stockholders”, three members of Conyers Park Sponsor LLC’s five member board of managers are identified. Please identify the remaining two individuals.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the three individuals named in footnote 2 were identified in response to the Staff’s prior comment in its letter dated October 17, 2017, requesting that the Company “disclose any position, office, or other material relationship that any selling stockholder (or any entity or person who has control over such selling stockholder entity) has had within the past three years with you or any of your predecessors or affiliates.” These three individuals were identified because they are current directors of the Company and are former executive officers of the Company’s subsidiary, Conyers Park Acquisition Corp. The remaining two members of the board of managers of Conyers Park Sponsor LLC do not have, and have not had within the past three years, a position, office or other material relationship with the Company or any of its predecessors or affiliates. Furthermore, due to the so-called “Rule of Three”, these two individuals are not deemed to be beneficial owners of securities of the Company. The Company therefore does not believe that these two individuals are required to be named.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660.

Sincerely,

/s/ Annita M. Menogan
Annita M. Menogan, Vice President and General Counsel

Via E-mail:

cc:	Christian O. Nagler
Kirkland & Ellis LLP
Peter S. Seligson
Kirkland & Ellis LLP

The Simply Good Foods Company

1050 17th Street • Suite 1050 • Denver, Colorado 80265 •